FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.

Relevant Event

Fondo de Garantía de Sustentabilidad del

Sistema Integrado Previsional Argentino

(Fund of Sustainability Guarantee –

Argentine Integrated Social Security System) (Shareholder ANSES)

Answer to the Information request on the Agenda

Buenos Aires, October 15, 2021

Securities and Exchange Commission

RE: Relevant Event

General Extraordinary Shareholders Meeting to be held on November 3, 2021.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES) – Answer to the Information request on the Agenda.

Dear Sirs:

We address you to submit copy of the answer sent on the day hereof to Fund of Sustainability Guarantee - Argentine Integrated Social Security System (Shareholder ANSES) related to the information requested to us on the proposals to be discussed at the next General Extraordinary Shareholders Meeting to be held on November 3, 2021.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

Buenos Aires, October 15, 2021

Fondo de Garantía de Sustentabilidad

del Sistema Integrado Previsional Argentino

(Fund of Sustainability Guarantee - Argentine Integrated Social Security System)

C/O Benjamín Navarro/Paola Rolotti

RE: INFORMATION REQUIREMENT NOTE - BANCO BBVA ARGENTINA S.A.- November 3, 2021.

Dear Sirs,

We address you in response to the Note received on October 6, in which Banco BBVA Argentina S.A. (“BBVA Argentina”) President is required certain information in order to exercise the political rights in the General Extraordinary Shareholders Meeting to be held on November 3, 2021 (the “Meeting”).

Pursuant to the requirement, we hereby provide you the required information:

1) Detail of the shareholding composition as of the date hereof. Please include a detail of the shareholders register in which it is specified the percentages corresponding to each shareholder with a participation higher than 5%, by type of share, indicating total of votes and total of shares. Please have the following as a form.

Shares Composition		Data to:
BANCO BBVA ARGENTINA S.A.
Shareholders	Amount of Shares	%
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97%
BBV América S.L.	160,060,144	26.13%
The Bank of New York Mellon	125,571,454	20.50%
FGS ANSES	42,439,494	6.93%
Remaining balance	39,718,578	6.48%
Total	612,659,638	100.00%

Ordinary shares, sole class, 1 vote each one.

As regards this item, we inform the ordinary holdings as of September 30, 2021, in the following table:

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Name	Amount of Ordinary Shares February 2021	Total shares % February 2021
GRUPO BBVA	407,785,800	66.55%
BBVA SA	244,870,968	39.97%
BBV AMERICA S.L.	160,110,585	26.13%
CORPORACIÓN GENERAL FINANCIERA SA	2,520,509	0.41%
CIERVANA	283,738	0.05%
SHAREHOLDERS NOT GROUPED LOCALLY	57,892,248	9.45%
THE BANK OF NEW YORK MELLON ADRS	103,374,207	16.87%
LATIBEX	406,714	0.07%
ANSES FGS LAW 26425	43,206,096	7.05%
UNIDENTIFIED	45,014	0.01%
TOTAL	612,710,079	100.00%

(1) BBV América S.L. is controlled by BBVA. It holds directly 26.13 % of the BBVA Argentinaʼs capital stock.

(2) As agent holder of ADSs.

(3) BBVA S.A.; BBV América SL; Corporación General. Financiera S.A. and Ciervana, corporations which are part of the BBVA Group.

In accordance with the requested form table, we hereby inform the ordinary holdings as of September 30, 2021, as follows:

Shareholder	Amount of Ordinary Shares September 2021	Total shares % September 2021
BBVA SA	244,870,968	39.97%
BBV AMERICA S.L.	160,110,585	26.13%
THE BANK OF NEW YORK MELLON ADRS (1)	103,374,207	16.87%
ANSES FGS LAW 26425	43,206,096	7.05%
Remaining balance	61,148,223	9.98%
TOTAL	612,710,079	100.00%

(1) As agent holder of ADSs.

1) A signed copy of the Board of Directors Meeting Minutes convening the Shareholders Meeting.

We hereby inform that the text of the Boardʼs Meeting Minutes convening a General Extraordinary Shareholders Meeting to be held on November 3, 2021 at 9.00 a.m. is available in the Comisión Nacional de Valores (the Argentine Securities Commission or “CNV”) Online Information System (“AIF” or Autopista de Información Financiera) under identification number 2796242.

2) Current composition of the Board of Directors (regular and alternate members) indicating the date of appointment and the duration of their term of office.

2

BANCO BBVA ARGENTINA S.A.

Full First and Last Name	POSITION	APPOINTMENT (mm – dd - year)	EXPIRATION OF THE TERM OF OFFICE (mm – dd - year)
Isabel Goiri Lartitegui	President	4/20/2021	12/31/2023
Jorge Delfín Luna	First Vice-President	5/15/2020	12/31/2022
Alfredo Castillo Triguero	Second Vice-President	5/15/2020	12/31/2022
Adriana María Fernández de Melero	Director	5/15/2020	12/31/2022
Gabriel Eugenio Milstein	Director	4/20/2021	12/31/2023
Ernesto Mario San Gil	Director	4/20/2021	12/31/2023
Gustavo Alberto Mazzolini Casas	Director	6/29/2021	12/31/2021
Javier Pérez Cardete	Alternate Director	4/24/2019	12/31/2021
Gabriel Alberto Chaufán	Alternate Director	4/24/2019	12/31/2021

3) On the following items of the Agenda, published in the Official Gazette, it is required as follows:

1. Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-President of the Board.

It is requested to inform who will be the shareholders appointed to sign the Meeting minutes.

Two of the shareholders attending the Meeting shall be appointed to sign the Meeting minutes toghether with the Board First Vice- President.

2. Partial write-off of the voluntary reserve fund for future distribution of results in the amount of AR$ 6.500,000,000 and consideration of a cash dividend for the same amount, all of this subject to the prior authorization by Banco Central de la República Argentina (Argentine Central Bank). Delegation to the Board of the power to implement it and to fix the date on which said dividend shall be at disposal of the Shareholders once the authorization of the Argentine Central Bank is obtained.

It is requested to inform the reasons motivating the proposal and its reasonability.

It is also requested to inform in detail the proposal regarding the amount of partial write-off of the voluntary reserve to maintain the level of capital investments and the current limit of corporation solvency.

The Board of Directors has resolved in the meeting held on September 21 of this year, to propose to the Meeting the distribution of a cash dividend for the amount of AR$ 6,500,000,000 corresponding to the partial write-off of the voluntary reserve for future distributions of results, all of this subject to the prior authorization by Banco Central de la República Argentina (Argentine Central Bank or “BCRA”). Pursuant BCRA Communication “A” 6886, the effective payment of the dividend is subject to the prior authorization by said entity. BCRA, by Communication “A” 7312 sets forth the suspension of the distribution of results by financial institutions in general up to December 31, 2021.

The amount of the proposed dividend has been calculated, on the one hand, the BCRA Distribution of Result rules and, on the other hand, as to mantain the Company present level of solvency.

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It is hereby requested to provide a detail of the evolution of the voluntary reserve to maintain the capital investments level and the present corporate solvency ratio. Also, to state its present composition, date of creation and last movements.

The reserve to be partially written-off is the voluntary reserve for future distribution of results, as its names suggests, this reserve has not the aim to make capital investments.

BCRA “Distribution of Results” rule supervises that the entity maintains adequate levels of liquidity and solvency, which has been analyzed by the Board of Directors in proposing the partial release of the before mentioned, Ps. 6,500,000,000 voluntary reserve.

The information required is available at the CNV Online Information System (AIF) under identification number 2785522, dated August 25, 2021, under Separate Condensed Statement of Changes in Equity included in the Financial Statements as of June 30, 2021.

We exhibit the evolution of the voluntary reserve to June 30, 2021:

Balances as of December 31, 2020	69,840,104
Shareholders Meeting held on April 20, 2021
- Accumulated loss absorption	-36,884,636
- Cash dividends	-7,462,210
Balances as of June 30, 2021	25,493,258

It is requested to specify if the company has any restriction to the distribution of dividends, which is operative at the moment of the convened Meeting.

BCRA Communication “A” 7312 dated June 24, 2021 provided for the distribution of results for financial institutions up to December 31, 2021. Once this general suspension that applies to all the financial system institutions expires, an individual authorization by the BCRA will be required.

Likewise, in accordance with your request, we inform that a restriction on the profit distribution exists relating to the special statutory reserve by application, for the first time, of the IFRS, which results from Note 48 to the interim condensed financial statements as of June 30, 2021 “Restrictions on the payment of dividends” and it is sets forth in the BCRA Communication A 6327.

It is requested to provide detail of the financial debt incurred (loans and notes (or negotiable obligations) specifying amount of the issued/paid out capital, currency, interest rate, maturity, payment conditions. In the case of loans, to indicate each credit entity.

Please have the following as a form.

4

As of March 31, 2021
Financial Debt	Creditor	Tranches	Issue	Maturity	Currency	Condition	Interest Rate	Principal Amount
Series 3 Notes			01/31/2020	01/31/2021	AR$	8)	Badlar + 4.75	3,196,524,164
Series 4 Notes			01/31/2020	07/31/2021	AR$	8)	Badlar + 5.25	1,200,229,180
Series III Notes			03/12/2020	03/12/2025	---	9)	8.7%	100,000,000,000
Series IV Notes			03/10/2021	02/02/2028	----	22)	7.10%	130,000,000,000
Series IV Notes			03/10/2021	01/17/2031	---	22)	8.00%	120,000,000,000
Series 5 Notes			08/06/2020	08/06/2025	USD	12)	8.00%	368,900,000
Series 6 Notes		|	12/10/2020	12/10/2021	AR$	17)	Badlar + 2,25%	1,968,560,000
Series 7 Notes			12/10/2020	12/10/2023	UVA	18)	3.00%	126,248,683
Series 8 Notes			01/20/2021	01/20/2025	UVA	19)	4.00%	133,628,950

Loans	(*)		10/17/2018	10/17/2022	USD	Partial Pre-Payment	xx%	500,000,000
			04/07/2017	06/07/2022	USD	15)	JBO 6 month+400b	100,000,000
			05/29/2019	---------	USD		xx%	300,000,000
	IFC		02/04/2020	11/15/2023	USD	2)	LIBO+4,6	50,000,000
			02/04/2020	11/15/2022	USD	3)	LIBO+ 7 a 7.75	75,000,000
			04/07/2020	11/15/2022	USD	4)		25,000,000
			10/05/2016	10/05/2022	USD	13)	JBO 6 month +400b	400,000,000
		A	03/04/2019		USD	14a)	LIBO+4.85	450,000,000
		B-1				14b)	LIBO+4.00
		B-2				14a)	LIBO+4.85
		B-3				14b)	LIBO+4.00
		B-4				14a)	LIBO+4.85

TMF Trust Company	07/15/2020	USD	16	273,000,000
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	Finnvera	03/05/2020	11/05/2026	USD	10)	LIBO+1.04	10,500,000
Loans for the purchase of equipment		06/18/2020	11/18/2016	USD	10)	LIBO+1.04	6,800,000
	Cisco Systems Capital Corporation	05/30/2020	08/30/2024	USD	11)	4.00%	78,200,000
	China Development Bank (CDB)	12/14/2020	--------	RMB	--		700,000,000
		03/30/2021	12/31/2027	RMB	20)	6.80%	21,100,000
		04/30/2021	12/31/2027	RMB	21)	6.80%	26,000,000
Loan	Banco Macro	03/16/2020	03/16/2021	AR$	5)	BADLAR +6.75	4,000,000,000
	Banco ICBC	04/13/2020	04/13/2021	AR$	6)	BADLAR +9.75	975,000
	Banco Galicia	05/04/2020	04/29/2021	AR$	7)	BADLAR +7.75	2,000,000,000

12) The principal amount will be paid in a 3% on 02/06/ 2023, 30% on 08/06/2023, 33% on 08/06/24 and 34%, 08/06/2025. Semi-annual interests will accrue.

13) Payable in 8 semi-annual installments as from 30th. Month

14a) The principal amount will be paid in 8 semi-annual installments as from February 2021.

14b) The principal amount will be paid in 6 installments on February 2021 and final maturity on August 2023.

6

Considering that the Bank is a financial institution and in the ordinary course of its business, it collects resources for the development of its intermediation activity, we refer to the information included in the Separated Financial Statements as of June 30, 2021 published in the AIF under identification number 2753918, specially in Annex I (Opening of Financial Liabilities by Remaining Term) and Annex L (Balances in Foreign Currency). The Company has not outstanding notes (negotiable obligations), which arises from Note 23 to the Separated Financial Statements as of June 30, 2021.

It is requested to provide for a debt principal amount maturity and payment of interest schedule for the years 2021, 2022 and 2023.

The information requested is available at the website of CNV Online Information System (“AIF”) under ID 2785522 dated August 25, 2021, in Annex I to the Separate Financial Statements as of June 30, 2021.

It is requested to provide for a detail of assets and liabilities in foreign currency as of March 31, 2021.

The information requested is available at the CNV website, Online Information System (“AIF”) under ID 2753918 dated May 27, 2021 in Annex L to the Separate Financial Statements as of June 30, 2021.

Finally, it is requested information corresponding to the delegation of powers to the Board; indicate expressly names of the individuals who will be authorized person, if they have laboral relationship with the company and which tasks will be delegated to them.

The Meeting Agenda contemplates the delegation of powers to the Board for the implementation (including the appointment of authorized directors for the necessary submissions before the corresponding bodies) and for the fixing of the date for making available the dividends to the shareholders.

Best regards.

____________________________

Dr. Eduardo González Correas

Legal Services Director

Banco BBVA Argentina S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	October 15th, 2021	By:	/s/ Ernesto Gallardo
			Name:	Ernesto Gallardo
			Title:	Chief Financial Officer